UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Check One:

[ X ]Form 10-K   [    ]Form 20-F   [   ]Form 11-K   [  ]Form 10-Q  [   ] Form N-SAR

For Period Ended:   12 / 31 / 02

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s)to which the notification relates:

_______________________________________________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

Nicholas Investment Company, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number):

6565 South Spencer
Las Vegas, NV 89119

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

(Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[ ] (b) The subject year end report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date; and

[   ] (c)The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

The preparation of the Company's year end financial statements and of the Management Discussion and Analysis for the Company's year end financial statements is taking longer than expected. The Company's year end financial statements and the Management Discussion and Analysis for the Company's year end financial statements can not be completed by the filing date without an undue financial burden on the Company,

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Sean Flanagan, Esq.                     (702)                                      650-5660

(Name)                                          (Area Code)                       (Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report been filed? If answer is no, identify report(s).

  [ X  ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 [   ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nicholas Investment Company, Inc.
_______________________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.

Date: March 31, 2003	/s/ Darryl E. Schuttloffel Nicholas Investment Company, Inc. By: Darryl E. Schuttloffel Its: Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION INTENTIONAL MISSTATEMENTS OR OMMISSION OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)